

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Thomas E. Long
Co-Chief Executive Officer
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, TX 75225

      Re: Energy Transfer LP
          Registration Statement on Form S-4
          Filed March 19, 2021
          File No. 333-254477

Dear Mr. Long:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Kevin M. Richardson